

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

March 26, 2007

Mr. Randall J. Hylek
Treasurer and Chief Financial Officer
The L.S. Starrett Company
121 Crescent Street
Athol, Massachusetts 01331-1915

      RE: Form 10-K for Fiscal Year Ended June 24, 2006
              Forms 10-Q for Quarters Ended September 23 and December 23, 2006
              File No. 1-367

Dear Mr. Hylek:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-3741 or, in his absence, to the undersigned at (202) 551-3769.

                                  Sincerely,

                                  Rufus Decker
                                  Branch Chief